

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Mr. Tucker Franciscus
Interim Chief Financial Officer
Petroflow Energy Ltd.
1401 17th Street, Suite 310
Denver, Colorado 80202

> **Re:** **Petroflow Energy Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 28, 2009**
> **Response letter dated March 18, 2010**
> **File No. 1-34100**

Dear Mr. Franciscus:

We issued comments to you on the above captioned filings on May 5, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 23, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 23, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Mark Wojciechowski at (202) 551-3759 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director